Exhibit 2.1

FIRST AMENDMENT
TO
JOINT VENTURE CONTRIBUTION AND FORMATION AGREEMENT

This First Amendment (this “Amendment”) to the Joint Venture Contribution and Formation Agreement, dated as of August 10, 2017 (as amended, restated or modified from time to time, the “Agreement”), is entered into as of January 8, 2018 by and among SEACOR LB Holdings LLC, a Delaware limited liability company (“SLH”), and Montco Offshore, Inc., a Louisiana corporation (“MOI”, and together with SLH, the “Parties”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Agreement.

WHEREAS, SLH and MOI wish to modify sections of the Agreement as set forth in this Amendment, in accordance with Section 9.5 of the Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Section 1.1 of the Agreement is hereby amended with the addition of the following defined terms, in each case, to be included in the appropriate alphabetical order:

“Accounting Services Agreement” means that certain Accounting Services Agreement, dated as of January 8, 2018, by and between SEACOR Parent and MOI.

“Accounts Payable” means, with respect to any Person, all of such Person’s accounts payable to any other Person (including any of such Person’s Affiliates), including intercompany accounts payable, trade accounts payable and other accounts payable, together with any unpaid interest accrued for such items, in each case, to the extent attributable to the period prior to the Reference Date.

“Accounts Receivable” means, with respect to any Person, all of such Person’s accounts receivable due from any other Person (including such Person’s Affiliates) to such Person, including commercial accounts receivable, trade accounts receivable and other accounts receivable and current receivables, together with any unpaid interest accrued on such items and any right in any security or collateral for such items, in each case, to the extent attributable to the period prior to the Reference Date.

“Alliance Settlement Agreement” means that certain Claim Settlement Agreement by and among Lee A. Orgeron, Alliance Energy Services, LLC, Alliance Offshore, LLC, and Stephen Williams, substantially on those terms and conditions set forth in the term sheet attached as Exhibit A to the Plan, as filed with the Bankruptcy Court on December 26, 2017, Docket No. 740, in connection with the Bankruptcy Cases.

“Confirmation Hearing” means a hearing before the Bankruptcy Court to, among other things, approve this Agreement and issue the Confirmation Order.

“Contingent Accounts Receivable” means Accounts Receivable of MOI attributable to (and generated during) the period between the Confirmation Date and the Closing Date, if any, and the amount of any cash collected in respect of such Accounts Receivable of MOI.

“MIL-MOI Note” means that certain Promissory Note issued by MIL to MOI, dated November 1, 2014, in the original principal amount of $20,000,000.

“Shareholder-MOI Note” means that certain Promissory Note issued by Lee A. Orgeron to MOI, dated October 28, 2013, in the original principal amount of $20,000,000.

“Shareholder-MOI Note Collateral” has the meaning set forth in Section 3.10(c).

2.	Section 1.1 of the Agreement is hereby amended to delete and remove the defined terms, and definitions of, “Elected Accounts Payable” and “Elected Accounts Receivable”.

3.	Section 1.1 of the Agreement is hereby amended to replace the following definitions in their entirety as follows:

“Closing Assets” means (without duplication) all current assets primarily related to a Contributed Vessel, (a) including (i) Capital Spares, (ii) parts and other inventory and (iii) any prepaid items for which the Company and its Subsidiaries will receive direct benefits after Closing; and (b) expressly excluding (i) all Cash Equivalents and Accounts Receivable, (ii) any prepaid insurance or other prepaid items for which the Company and its Subsidiaries will not receive direct benefits after Closing, and (iii) Tax refunds.

“Closing Liabilities” means (without duplication) all current Liabilities primarily related to a Contributed Vessel, including adequate reserves for Taxes or other governmental charges and assessments not yet due and payable (or being contested in good faith by appropriate proceedings), and current deferred lease incentives; provided, however, that Closing Liabilities shall exclude all Accounts Payable and any indebtedness which is discharged in full at or prior to Closing.

“Consolidated Facility” means a credit agreement by and among a wholly-owned Subsidiary of the Company, as borrower, certain Subsidiaries of the borrower as loan guarantors, JPMorgan Chase Bank, N.A., as administrative agent, issuing bank and security trustee, and the lenders to be party thereto, together with all related security and other documentation, which (a) provides for substantially the following terms: (i) a revolving credit facility made available to the borrower in a principal amount of up to approximately $15,000,000 and (ii) a term loan facility in an agreement principal amount of approximately $116,099,286.35; and (b) which pursuant to the terms and conditions thereof shall be deemed to have consolidated or otherwise refinanced the Pre-Petition Facility and the DIP Financing.

“Excluded MOI Assets” means all assets of MOI or its Affiliates in and to the following:

(a)     any tangible or intangible asset of MOI or its Affiliates that is not primarily related to the ownership and operation of the MOI Business or any of the MOI Contributed Assets;

(b)     except as otherwise included as part of the MOI Contributed Assets, (i) organizational documents, qualifications to conduct business as a foreign entity, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, stock certificates, and other documents relating to MOI’s or its Subsidiaries’ organization, maintenance, existence, and operation (except for any such Subsidiary included in the MOI Contributed Assets); (ii) Files and Records related to (A) Taxes paid or payable by MOI or (B) any Liabilities not included in the Contributed MOI Liabilities; (iii) except as otherwise provided in this Agreement, any Tax refund, deposit, prepayment, credit, attribute, or other Tax asset of or with respect to MOI or any of its Subsidiaries or Affiliates; (iv) any other Files and Records that are not primarily related to any SLH Contributed Asset; and (v) any Files and Records or other information to the extent they include any Privileged Communications;

(c)     all capital stock or ownership interests of MOI or any of its Subsidiaries (except in connection with the MOI Contributed Equity Interests);

(d)    all Cash Equivalents (except as otherwise included as part of the Contributed Assets as provided herein) and, except to the extent included as an MOI Contributed Asset pursuant to clause (xvi) or clause (xvii) of the definition of MOI Contributed Assets, Accounts Receivable;

(e)     all Permits that are not part of the MOI Contributed Assets as provided herein;

(f)     all insurance policies and binders and, except to the extent otherwise included as part of the MOI Contributed Assets or set forth in Section 8.3, all claims, refunds and credits from insurance policies or binders due or to become due with respect to such policies or binders;

(g)     all of MOI’s rights under this Agreement or any Related Agreement;

(h)     all MOI Causes of Action arising out of or related to the Excluded MOI Assets;

(i)     all Intellectual Property owned, used, or held for use by MOI or any of its Subsidiaries or Affiliates that is not that is specifically associated with any MOI Contributed Vessel or otherwise included in the MOI Contributed Assets;

(j)      all Contracts other than the MOI Transferred Contracts;

(k)     all rights and interests in MOI Employee Benefit Plans;

(l)      all of MOI’s and its Subsidiaries’ rights, title and interest in and to any real property (including easements, rights-of-way and water rights) together with all buildings, other improvements, fixtures and appurtenances, and all other rights, privileges and entitlements thereunto belonging or appertaining;

(m)    any CCF for the benefit of MOI or any its Subsidiaries or Affiliates or otherwise available for the use, maintenance or refurbishment of any Vessel owned or operated by MOI or any of its Subsidiaries or Affiliates;

(n)     all of MOI’s rights, title and interest under (i) the MIL-MOI Note and the MIL-MOI Loan and (ii) any loan made by MOI, as lender, to any Covered Employee, any of such Covered Employee’s Affiliates or family members, or a trust benefiting such Covered Employee or any of such Covered Employee’s family members, as a borrower, in each case, together with any unpaid interest accrued on such items; and

(o)     those items set forth on Section 1.1-EA of the MOI Disclosure Schedule (as amended or supplemented from time to time pursuant to Section 5.8 or Section 8.3, as the case may be, or otherwise in accordance with this Agreement).

“Excluded SLH Assets” means all assets of SLH or any of its Affiliates in and to the following:

(a)     any tangible or intangible asset of SLH or its Affiliates that is not primarily related to the ownership or operation of the SLH Business or any of the SLH Contributed Assets;

(b)     except as otherwise included as part of the SLH Contributed Assets, (i) organizational documents, qualifications to conduct business as a foreign entity, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, ownership interest transfer books, ownership interest certificates, and other documents relating to SLH’s or its Subsidiaries’ organization, maintenance, existence, and operation (except for any such Subsidiary included in the MOI Contributed Assets); (ii) Files and Records related to (A) Taxes paid or payable by SLH or (B) any Liabilities not included in the Contributed SLH Liabilities; (iii) except as otherwise provided in this Agreement, any Tax refund, deposit, prepayment, credit, attribute, or other Tax asset of or with respect to SLH or any of its Subsidiaries or Affiliates; (iv) any other Files and Records that are not primarily related to any SLH Contributed Asset; and (v) any Files and Records or other information to the extent they include any Privileged Communications;

(c)     all capital stock or ownership interests of SLH or any of its Subsidiaries (except in connection with the SLH Contributed Equity Interests);

(d)     all Cash Equivalents (except as otherwise included as part of the Contributed Assets as provided herein) and Accounts Receivable;

(e)     all Permits that are not part of the SLH Contributed Assets as provided herein;

(f)     all insurance policies and binders and, except to the extent otherwise included as part of the SLH Contributed Assets or set forth in Section 8.3, all claims, refunds and credits from insurance policies or binders due or to become due with respect to such policies or binders;

(g)     all of SLH’s rights under this Agreement or any Related Agreement;

(h)     all SLH Causes of Action arising out of or related to the Excluded SLH Assets;

(i)     all Intellectual Property owned, used, or held for use by SLH or any of its Subsidiaries or Affiliates that is not that is specifically associated with any SLH Contributed Vessel or otherwise included in the SLH Contributed Assets;

(j)      all Contracts other than the SLH Transferred Contracts;

(k)    all rights and interests in employee benefit plans, programs, policies, funds, practices, agreements or arrangements of SLH or its Subsidiaries or Affiliates;

(l)      all of SLH’s and its Subsidiaries’ rights, title and interest in and to any real property (including easements, rights-of-way and water rights) together with all buildings, other improvements, fixtures and appurtenances, and all other rights, privileges and entitlements thereunto belonging or appertaining;

(m)    any CCF for the benefit of SLH or any its Subsidiaries or Affiliates or otherwise available for the use, maintenance or refurbishment of any Vessel owned or operated by SLH or any of its Subsidiaries or Affiliates; and

(n)     those items set forth on Section 1.1-EA of the SLH Disclosure Schedule (as amended or supplemented from time to time pursuant to Section 5.8 or Section 8.3, as the case may be, or otherwise in accordance with this Agreement).

“MIL-MOI Loan” means the amount of outstanding principal and accrued but unpaid interest, fees and other amounts payable by MIL to MOI pursuant to the MIL-MOI Note.

“MOI Contributed Assets” means (a) the MOI Contributed Equity Interests, (b) the MOI Contributed Vessels, and (c) all of MOI’s (or its Subsidiaries’ or Affiliates’) right, title, and interests in, to and under all of the business, assets, personal properties, contractual rights, goodwill, going concern value, rights and claims primarily related, and reasonably necessary, to the ownership and operation of the MOI Business, wherever situated and of whatever kind and nature, tangible or intangible, whether or not reflected on the books and records of MOI or any of its Subsidiaries or Affiliates (other than the MOI Excluded Assets) to be acquired at the Closing. Without limiting the foregoing, the MOI Contributed Assets include (without duplication) all of MOI’s (or its Subsidiaries’ or Affiliates’, as the case may be) rights, title and interests in, to and under each of the following assets:

(i)     each MOI Contributed Vessel’s engines, component parts, tackle, winches, cordage, general outfit, electronic and navigation equipment, radio installations, appurtenances, appliances, inventory, spare parts, stores, tools, supplies and provisions, whether on board or ashore;

(ii)     to the maximum extent permitted by the Bankruptcy Code, all MOI Transferred Contracts and the rights and benefits accruing thereunder, including each charter or other Contract with customers in effect at Closing for the utilization or deployment of each MOI Contributed Vessel;

(iii)    to the extent assignable to the Company under Law and to the maximum extent permitted by the Bankruptcy Code, each Permit held, used or intended to be used by MOI or any of its Affiliates in connection with or related to the MOI Business (including all such Permits set forth on Section 3.12(b) of the MOI Disclosure Schedule), and all of the rights and benefits accruing thereunder (for the avoidance of doubt, solely to the extent that the applicable Governmental Authority Consents to or otherwise approves the assignment or transfer of the applicable Permit but only to the extent such Consent or approval is required by the terms of such Permit);

(iv)    all technical or regulatory documentation in any form or media pertaining to each MOI Contributed Vessel that MOI or any of its Subsidiaries or Affiliates have in their respective possession or which is physically aboard a MOI Contributed Vessel, including class certificates, loadline certificates, radio licenses, operating manuals, preventative maintenance manuals and other similar certificates, licenses, manuals and documentation;

(v)     all Files and Records of MOI or any of its Subsidiaries or Affiliates primarily relating to any MOI Contributed Asset;

(vi)     to the extent transferable, all rights of MOI or any of its Affiliates under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors to the extent primarily relating to the MOI Contributed Vessels or any of the MOI Contributed Assets (including, in each case, any of their respective component parts), or any services provided to MOI or any of its Affiliates primarily in connection with the MOI Contributed Vessels or the MOI Contributed Assets (including, in each case, any of their respective component parts), or to the extent otherwise primarily affecting any MOI Contributed Vessels or any MOI Contributed Assets (including, in each case, any of their respective component parts), other than any warranties, representations and guarantees pertaining exclusively to any MOI Excluded Assets;

(vii)    all Intellectual Property owned, used, or held for use by MOI or its Subsidiaries or Affiliates (and the right to use certain Marks that are described on Section 1.1-IP of the MOI Disclosure Schedule on the terms and conditions set forth in the License Agreement) and that is specifically associated with any MOI Contributed Vessel, including (A) all Intellectual Property (or the right to use certain Marks, as applicable) set forth on Section 1.1-IP of the MOI Disclosure Schedule and (B) the exclusive design rights and Intellectual Property related to, or in connection with, any 235 and 335 Class Vessels;

(viii)   all deposits, credits, advanced payments, security deposits, prepaid items and all prepaid or deferred charges and expenses primarily relating to any MOI Contributed Asset previously paid by MOI or any of its Subsidiaries or Affiliates (not including any amounts paid in connection with any Contract with any MOI employee or any agent or consultant related to the MOI Contributed Vessels, none of which amounts, if any, shall be deemed a reimbursable expense to MOI under this Agreement);

(ix)     all furniture, fixtures, trade fixtures, shelving, furnishings, equipment, vehicles, leasehold improvements, and other tangible personal property owned by MOI or any of its Affiliates or required for the MOI Business (including all artwork, desks, chairs, tables, Hardware, data processing equipment, information technology (other than such information technology used by MOI or any of its Subsidiaries pursuant to licenses that prohibit the sublicense or transfer thereof), copiers, telephone lines and numbers, facsimile machines and other telecommunication equipment, cubicles and miscellaneous office furnishings and supplies) that is located at the Headquarters;

(x)     all insurance benefits, including rights and proceeds, arising from or relating to the MOI Business, the MOI Contributed Assets or the Contributed MOI Liabilities (including in connection with Section 8.3);

(xi)     all rights to refunds of any Taxes to the extent such Taxes constitute Contributed MOI Liabilities;

(xii)    all MOI Causes of Action arising out of or relating to any of the MOI Contributed Assets, including any rights against third parties under Transferred Contracts;

(xiii)    all Closing Assets attributable to, or in respect of, the MOI Contributed Assets;

(xiv)    all customer accounts of the MOI Contributed Vessels and the customer relationships and goodwill relating thereto;

(xv)     all rights, title and interest of MOI or any of its Subsidiaries or Affiliates in and to any property subject to a MOI Personal Property Lease that is used in or held for use in connection with the MOI Business, to the extent any such MOI Personal Property Lease is a Transferred Contract;

(xvi)   all of MOI’s right, title and interest under the Shareholder-MOI Note (including the Shareholder-MOI Loan), together with any unpaid interest accrued on such Shareholder-MOI Note and any right in any security or collateral for such Shareholder-MOI Note;

(xvii)    all Contingent Accounts Receivable, if any, pursuant to Section 6.11; and

(xviii)   without limiting the foregoing, all other business, assets, rights or properties used exclusively in connection with the ownership or operation of the MOI Business and not specifically set forth herein.

“MOI Contributed Value” means an amount equal to (a) the MOI Contributed Vessels Value, minus (b) the aggregate amount of the Pre-Petition Facility Indebtedness, minus (c) the aggregate amount of the DIP Financing Indebtedness, plus (d) MOI’s Transaction Costs, plus (e) the amount of Closing Net Working Capital contributed by MOI to the Company, subject to adjustment pursuant to Section 2.7, plus (f) an amount equal to the FGL Contribution Value; minus (g) an amount equal to the product of (i) 0.50 multiplied by (ii) the aggregate amount of FGL Impairment Charges; provided, however, that, for the purposes of determining the MOI Contribution Value and the number of Common Units to be issued to MOI and SLH, the Parties acknowledge and agree that the Shareholder-MOI Note and any Contingent Accounts Receivable included in the MOI Contributed Assets shall, in each case, be attributed no value and shall not affect in any manner the determination of the MOI Contribution Value or the number of Common Units to be issued pursuant to the terms and conditions of this Agreement (including under Section 2.6 and Section 2.7).

“MOI Reorganization” means (a) that certain internal reorganization involving MOI, MIL and MGL pursuant to which MIL will transfer to MOI all of the equity interests, directly or indirectly, owned by MIL in MGL, constituting 100% of MGL’s equity interests, and (b) an entity conversion of MOI pursuant to which MOI converts (by statutory conversion or conversion merger) from a Louisiana S corporation into a limited liability company organized under the laws of a jurisdiction acceptable to SLH that will be treated as a “flow-through” entity for income tax purposes; provided that such entity conversion described in this clause (b) shall be (A) consummated in a manner acceptable to SLH and (B) consummated prior to the Closing and immediately following the transfer to the Liquidating Trustee (as defined in the Plan) of the Liquidating Trust Assets (as defined in the Plan) (other than the Liquidating Trust Asset that is the Liquidating Trustee’s right to payments in respect of Annual Free Cash Flow Payments (as defined in the Plan), if any, and Net Cash Proceeds (as defined in the Plan), if any, which such right shall be transferred to the Liquidating Trustee upon the occurrence of the Closing).

“Permitted Lien” means (a) with respect to solely the MOI Contributed Equity Interests, any Liens securing the FGL Term Loan as of the Reference Date; (b) with respect to solely the SLH Contributed Equity Interests in respect of SLBO, any Liens securing the FGL Term Loan as of the Reference Date; (c) with respect to solely the SLH Contributed Equity Interests in respect of C-Lift, any Liens securing the SLH Eagle/Hawk Facility as of the Reference Date; and (d) with respect to solely the SLH Contributed Assets, (i) Liens for Taxes not yet delinquent, (ii) mechanic’s, workmen’s, repairmen’s or other similar Liens, including all statutory Liens, arising or incurred in the Ordinary Course of Business, that, in each case, have been bonded over or otherwise secured, (iii) other Liens arising by operation of Law in the Ordinary Course of Business in connection with operating, maintaining or repairing a SLH Contributed Vessel that are (A) not yet due and payable and (B) would not materially detract from the value of such SLH Contributed Vessel or materially interfere with the use of any such SLH Contributed Vessel as currently used or contemplated to be used, and (iv) Liens that, individually and in the aggregate with all other Permitted Liens, do not and will not materially detract from the value of any of the Contributed Assets or materially interfere with the use of any of the SLH Contributed Assets as currently used or contemplated to be used. For the avoidance of doubt and notwithstanding anything to the contrary herein, with respect to the MOI Contributed Assets, the Contributed MOI Liabilities and the MOI Business, there are no Permitted Liens except as, and to the extent, expressly described in clause (a) of this definition.

“Pre-Petition Facility Indebtedness” means, as of the Reference Date, the amount of aggregate indebtedness outstanding under the Pre-Petition Facility, including the principal and accrued but unpaid interest, fees and any other amounts actually due and payable under the Pre-Petition Facility; provided, however, that such aggregate amount shall not include (a) the amount of any accrued and unpaid interest attributable to an increase in the interest rate following a default by a borrower under the Pre-Petition Facility or (b) the obligations owed by Orgeron Real Estate, and guaranteed by MOI, under the Term A-2 Loan (as defined in the Pre-Petition Facility).

“Related Agreements” means the Accounting Services Agreement, the Company LLC Agreement, the Transition Ship Management Agreement, the Bills of Sale delivered pursuant to Section 2.5, the Guarantee Fee Agreement, the Assignment and Assumption Agreement, the Contribution Agreement, the Headquarters Lease, the Administrative Services Agreement and the License Agreement

“Shareholder-MOI Loan” means the amount of outstanding principal and accrued but unpaid interest, fees and other amounts payable by Lee A. Orgeron to MOI pursuant to the Shareholder-MOI Note.

“SLH Eagle/Hawk Facility” means, collectively, (a) that certain Credit Agreement, dated as of June 6, 2013, providing for a Senior Secured Credit Facility, by and between SEACOR Eagle, as borrower, DNB Bank ASA, as facility agent and security trustee, and the lenders party thereto, as amended, restated, supplemented or modified from time to time, together with all related security and other documentation, and (b) that certain Credit Agreement, dated as of June 6, 2013, providing for a Senior Secured Credit Facility, by and between SEACOR Hawk, a borrower, DNB Bank ASA, as facility agent and security trustee, and the lenders party thereto, as amended, restated, supplemented or modified from time to time, together with all related security and other documentation.

“Sub-Bareboat Charters” means, collectively, (a) the sub-bareboat charter agreement in respect of the SLH Bareboat Charter for the liftboat vessel Respect-265, which such sub-bareboat charter agreement shall be entered into at or prior to Closing by and between SEACOR Offshore and the Company (or its Subsidiary designee) on substantially the same terms and conditions set forth in the applicable SLH Bareboat Charter, and (b) the sub-bareboat charter agreement in respect of the SLH Bareboat Charter for the liftboat vessel Influence-265, which such sub-bareboat charter agreement shall be entered into at or prior to Closing by and between SEACOR Offshore and the Company (or its Subsidiary designee) on substantially the same terms and conditions set forth in the applicable SLH Bareboat Charter.

4.	Section 1.1 of the Agreement is hereby amended to replace clause (d) of the definition of “Contributed MOI Liabilities” in its entirety as follows:

(d)     the Pre-Petition Facility Indebtedness and the DIP Financing Indebtedness, in each case, to the extent such amounts are consolidated into or otherwise refinanced by the terms and conditions of the Consolidated Facility; and

5.	Section 1.1 of the Agreement is hereby amended to replace clause (e) of the definition of “Contributed SLH Liabilities” in its entirety as follows:

(e)     the SLH Eagle/Hawk Facility (including the SLH Eagle/Hawk Indebtedness);

6.	Section 1.1 of the Agreement is hereby amended to replace clause (h) of the definition of “Excluded MOI Liabilities” in its entirety as follows:

(h)      (i) all Liabilities whenever created or arising relating to, in connection with or resulting from (A) the MIL-MOI Note and the MIL-MOI Loan or (B) the MOI Reorganization, and (ii) all Liabilities existing prior to the Closing Date (or relating to events, facts or circumstances arising or existing prior to the Closing Date) relating to, in connection with or resulting from the Shareholder-MOI Note;

7.	Section 1.1 of the Agreement is hereby amended to replace clause (j) of the definition of “Excluded MOI Liabilities” in its entirety as follows:

(j)     all Accounts Payable; and

8.	Section 1.1 of the Agreement is hereby amended to replace clause (i) of the definition of “Excluded SLH Liabilities” in its entirety as follows:

(i)     all Accounts Payable; and

9.	Section 1.1 of the Agreement is hereby amended to replace clause (h) of the definition of “MOI Material Adverse Effect” in its entirety as follows:

(h) the fact that the MOI Business is being operated while MOI and MOC are debtors under the Bankruptcy Cases;

10.	Section 1.1 of the Agreement is hereby amended to replace clause (ix) of the definition of “SLH Contributed Assets” in its entirety as follows:

(ix)     all insurance benefits, including rights and proceeds, arising from or relating to the SLH Business, the SLH Contributed Assets or the Contributed SLH Liabilities (including in connection with Section 8.3);

11.	Section 2.1 of the Agreement is hereby amended to delete and remove Section 2.1(c) in its entirety.

12.	Section 2.4 of the Agreement is hereby amended and restated in its entirety as follows:

Section 2.4     Closing. The closing of the Transactions (the “Closing”) shall take place at the offices of DLA Piper LLP located at 1000 Louisiana Street, Suite 2800, Houston, Texas 77002-5005 (or such other location as shall be mutually agreed upon by MOI and SLH, including by electronic exchange of signature pages) commencing at 10:00 A.M. Eastern Time on a date mutually agreed upon by MOI and SLH that is within five (5) Business Days following the date upon which all such conditions set forth in Article VII (other than conditions that by their nature are to be satisfied at the Closing itself, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived, or such other date and time as MOI and SLH shall otherwise mutually agreed (such date, the “Closing Date”). Subject to Section 8.3, for purposes of this Agreement and the Transactions, the transfer from the Parties to the Company (or its wholly-owned Subsidiary designee) of possession of, title to and risk of loss associated with, the Contributed Assets shall be deemed to occur at 12:01 A.M. Eastern time, or such other time as shall be mutually agreed upon by MOI and SLH prior thereto, on the Closing Date (the “Reference Date”).

13.	Section 2.5(a)(iv) of the Agreement is hereby amended and restated in its entirety as follows:

(iv)      deliver to the Company a Bill of Sale and Assignment and Assumption Agreement substantially in the form of Exhibit G (the “Assignment and Assumption Agreement”), duly executed by SLH and/or its applicable Affiliates or Subsidiaries, for the Contributed Assets and Contributed Liabilities, and duly executed assignments of the U.S. trademark registrations and applications included in the SLH Contributed Assets, if any, in a form suitable for recording in the U.S. trademark office, and general assignments of all other Intellectual Property included in the SLH Contributed Assets;

14.	Section 2.5(a)(xv) of the Agreement is hereby amended and restated in its entirety as follows:

(xv)     execute and deliver to the Company, or its Subsidiary designee, all other instruments of conveyance and transfer, in form and substance reasonably acceptable to MOI, as are necessary to convey the SLH Contributed Assets to the Company and otherwise make effective the Transactions, and deliver to the Company possession of the SLH Contributed Assets.

15.	Section 2.5(b)(vi) of the Agreement is hereby amended and restated in its entirety as follows:

(vi)     execute and deliver to the Company a certificate, in accordance with Treasury Regulation Section 1.1445-2(b), certifying that MOI is not a foreign person with the meaning of Section 1445 of the IRC;

16.	Section 2.5(b)(vii) of the Agreement is hereby amended and restated in its entirety as follows:

(vii)     execute and deliver to the Company and SLH a certificate certifying to the amount of the Pre-Petition Facility Indebtedness, the DIP Financing Indebtedness and, as of the Reference Date, the outstanding amount of the Shareholder-MOI Loan under the Shareholder-MOI Note.

17.	Section 2.5(b)(viii) of the Agreement is hereby amended and restated in its entirety as follows:

(viii)     deliver to SLH a duly executed certificate from an officer of MOI to the effect that each of the conditions specified in Section 7.1(a), Section 7.1(b) and Section 7.1(j) is satisfied;

18.	Section 2.5(b)(xi) of the Agreement is hereby amended and restated in its entirety as follows:

(xi)      deliver to the Company and SLH (or its applicable Affiliate) (A) the Guarantee Fee Agreement, duly executed by MOI, and (B) (I) the Alliance Settlement Agreement, duly executed by MOI and all other parties thereto and (II) a duly executed certificate from an officer of MOI certifying that the transactions contemplated by the Alliance Settlement Agreement have been consummated; and

19.	Section 2.5(b)(xii) of the Agreement is hereby amended and restated in its entirety as follows:

(xii)     execute and deliver to the Company, or its Subsidiary designee, all other instruments of conveyance and transfer, in form and substance reasonably acceptable to SLH, as are necessary to convey the MOI Contributed Assets to the Company and otherwise make effective the Transactions, and deliver to the Company possession of the MOI Contributed Assets (including the Shareholder-MOI Note endorsed by MOI or accompanied by a transfer form executed by MOI that transfers such Shareholder-MOI Note to the Company or its designated Subsidiary).

20.	Section 2.7(d) of the Agreement is hereby amended and restated in its entirety as follows:

(d)     Notwithstanding anything to the contrary in this Agreement, (i) in the event that the Company pays Independent Accountants Fees in connection with this Section 2.7, then each of SLH, MOI and the Company agree that (A) the Company shall apportion the aggregate amount of such Independent Accountants Fees to each of SLH, on the one hand, and MOI, on the other hand, based upon the percentage that the amount not awarded to such Party by the Independent Accountants bears to the amount actually contested by such Party in connection with the determination of the Independent Accountants pursuant to Section 2.7(b), and (B) for the purposes of the determination of the Closing Common Units of MOI and SLH hereunder, (I) the MOI Contributed Value will be reduced by an amount equal to MOI’s applicable portion of the Independent Accountants Fees, if any, as determined pursuant to clause (i)(A) above, and (II) the SLH Contributed Value will be reduced by an amount equal to SLH’s applicable portion of the Independent Accountants Fees, if any, as determined pursuant to clause (i)(A) above, in each case, in full satisfaction of such Party’s applicable portion of the Independent Accountants Fees as determined in accordance with clause (i)(A) above; and (ii) in the event that SLH elects to receive Common Units in respect of any Specified Transaction Costs pursuant to Section 9.2, then, for the purposes of the determination of the Closing Common Units of SLH hereunder, the SLH Contributed Value will be increased by an amount equal to the Specified Transaction Costs.

21.	Section 3.8(g) of the Agreement is hereby amended and restated in its entirety as follows:

(g)     As of the Closing, there will be no Liens for Taxes upon any of the MOI Contributed Assets.

22.	Section 3.10 of the Agreement is hereby amended to add the following as a new clause (c):

(c)     The Shareholder-MOI Note is in full force and effect and is a valid and binding obligation of MOI (to the extent of any obligations of MOI under the Shareholder-MOI Note) and, to MOI’s Knowledge, is a valid and binding obligation of Lee A. Orgeron, in each case, in accordance with the Shareholder-MOI Note’s terms and conditions, subject to the Bankruptcy and Equity Exception. There is no default under the Shareholder-MOI Note by MOI or Lee A. Orgeron, and none of MOI or any of its Affiliates has received any written notice of, and MOI has no Knowledge of, any default or event, fact or circumstance that with notice or lapse of time or both would constitute a default by MOI or Lee A. Orgeron under the Shareholder-MOI Note. The Shareholder-MOI Note is secured by only Lee A. Orgeron’s pledge of one thousand (1,000) units of Orgeron Energy Holdings, L.L.C., evidenced by a UCC-1 filed in the State of Louisiana (the “Shareholder-MOI Note Collateral”), and MOI has a legal and valid Lien on all the Shareholder-MOI Note Collateral and such Lien constitutes a perfected and continuing Lien on the Shareholder-MOI Note Collateral, securing the Shareholder-MOI Note and Lee A. Orgeron’s obligations thereunder.

23.	Section 3.17(c) is hereby amended and restated in its entirety as follows:

(c)     MGL is, and always has been, an entity taxable as a corporation. No federal, state, local or foreign taxes are due and payable by MGL.

24.	Section 4.7(g) of the Agreement is hereby amended and restated in its entirety as follows:

(g)     There are no Liens for Taxes upon any of the SLH Contributed Assets, except for Permitted Liens.

25.	Section 5.2(b)(ii) of the Agreement is hereby amended and restated in its entirety as follows:

(ii)     sell, lease (as lessor), transfer, assign, convey or otherwise dispose of, or impose or suffer to be imposed any Lien (except, with respect to SLH, for Permitted Liens) on, any of its respective Contributed Assets (except for the purpose of disposing of obsolete or worthless properties or assets), or acquire any material properties or assets that would constitute a Contributed Asset;

26.	Section 5.9 of the Agreement is hereby amended and restated in its entirety as follows:

Section 5.9     Financing Arrangements. From and after the date of this Agreement until the Closing, each Party agrees to (and to cause their respective Representatives and Affiliates to) use its commercially reasonable efforts and to cooperate in good faith with the other Party, to cause the Company (or one of its Subsidiaries), as borrower, to (a) enter into the Consolidated Facility, and (b) if necessary or required by the applicable lenders, enter into intercreditor or similar agreements or arrangements with and among the lenders with respect to the Consolidated Facility, the SLH Eagle/Hawk Facility and the FGL Term Loan, in each case, on terms mutually acceptable to MOI, SLH, the Company and such lenders (the arrangements described in clauses (a) and (b) of this Section 5.9 being collectively referred to herein as the “Financing Arrangements”).

27.	Section 6.4 of the Agreement is hereby amended to add the following as a new clause (c):

(c)     Cooperation. The Company and MOI, shall furnish or cause to be furnished to each other, upon request, and at the sole cost of the requesting Party, as promptly as practicable, such information and assistance relating to the MOI Contributed Assets and MOI Business as is reasonably necessary for the filing of Tax Returns, the making of any election related to Taxes, and the preparation for, or the prosecution or defense of, any audit, claim, demand, proposed adjustment or deficiency relating to Taxes, and any other matter or proceeding relating to Taxes. The Company and MOI shall cooperate with each other in the conduct of any such audit or other proceeding related to Taxes and all other Tax matters relating to the MOI Contributed Assets and MOI Business. MOI agrees that at least twenty (20) days prior to destroying or abandoning any Files and Records in respect of the MOI Contributed Assets and MOI Business relating to Taxes, it shall provide the Company written notice and, at the Company’s request, will transfer to the Company any such books or records requested by the Company. The Company and SLH, shall furnish or cause to be furnished to each other, upon request, and at the sole cost of the requesting Party, as promptly as practicable, such information and assistance relating to the SLH Contributed Assets and SLH Business as is reasonably necessary for the filing of Tax Returns, the making of any election related to Taxes, and the preparation for, or the prosecution or defense of, any audit, claim, demand, proposed adjustment or deficiency relating to Taxes, and any other matter or proceeding relating to Taxes. The Company and SLH shall cooperate with each other in the conduct of any such audit or other proceeding related to Taxes and all other Tax matters relating to the SLH Contributed Assets and SLH Business. SLH agrees that at least twenty (20) days prior to destroying or abandoning any Files and Records in respect of the SLH Contributed Assets and SLH Business relating to Taxes, it shall provide the Company written notice and, at the Company’s request, will transfer to the Company any such books or records requested by the Company.

28.	Article VI of the Agreement is hereby amended to add the following as a new Section 6.11:

Section 6.11     Contingent Accounts Receivable. In the event that following the Closing Date, pursuant to the terms and subject to the conditions of the Plan (including Article IV, Section L.2(c)(iii) of the Plan and the prior written consent of SLH), MOI is required to pay and contribute to the Company any Contingent Accounts Receivable, then, any such Contingent Accounts Receivable shall constitute a MOI Contributed Asset for all purposes hereunder. Promptly following the date that any such Contingent Accounts Receivable become payable and contributable to the Company pursuant to the terms and subject to the conditions of the Plan and this Agreement, the amount of any such Contingent Accounts Receivable shall be determined and shall be paid over, assigned and contributed, in the form then-existing, to the Company by MOI pursuant to the terms and conditions hereof (including Section 6.1).

29.	Section 7.1(i) of the Agreement is hereby amended and restated in its entirety as follows:

(i)     the Company (or its Subsidiaries) shall have consummated the Financing Arrangements in accordance with Section 5.9 substantially simultaneously with the Closing, and customary Lien releases and financing statement terminations shall have been executed and delivered to the Company with respect to any Lien on the Contributed Assets that is not (x) under the Financing Arrangements or (y) a Permitted Lien.

30.	Section 7.1 of the Agreement is hereby amended to add the following as a new clause (j):

(j)     MOI shall have performed and complied in all material respects with its covenants and agreements under the Accounting Services Agreement that are required to be performed and complied with by MOI on or prior to the Closing Date.

31.	Section 7.2(h) of the Agreement is hereby amended and restated in its entirety as follows:

(h)     the Company (or its Subsidiaries) shall have consummated the Financing Arrangements in accordance with Section 5.9 substantially simultaneously with the Closing, and customary Lien releases and financing statement terminations shall have been executed and delivered to the Company with respect to any Lien on the Contributed Assets that is not (x) under the Financing Arrangements or (y) a Permitted Lien.

32.	Section 8.1(b)(ii) of the Agreement is hereby amended and restated in its entirety as follows:

(ii)     the Closing shall not have occurred on or prior to February 16, 2018 (as such date may be extended as provided in this Section 8.1(b)(ii), the “Outside Date”); provided, however, that the Outside Date may be extended by SLH, in its sole discretion, for up to ninety (90) days following February 16, 2018, by a written notice delivered by SLH to MOI if all applicable waiting periods under any applicable Antitrust Law shall not have expired or otherwise been terminated as of February 16, 2018; provided, further, that if the Closing shall not have occurred on or before the Outside Date due to a breach of any representations, warranties, covenants or agreements contained in this Agreement by MOI or SLH, as applicable, such that any of the conditions set forth in Article VII would not be satisfied, then the breaching Party may not terminate this Agreement pursuant to this Section 8.1(b)(ii);

33.	Section 8.1(b)(iii) of the Agreement is hereby amended and restated in its entirety as follows:

(iii)     the Confirmation Order has not been entered by the Bankruptcy Court by 5:00 P.M. prevailing Central Time on the second (2nd) Business Day following the date of the Confirmation Hearing; provided, however, that if the Confirmation Order shall not have been entered on or before the Outside Date, due to a breach of any representations, warranties, covenants or agreements contained in this Agreement by MOI or SLH, as applicable, such that any of the conditions set forth in Article VII would not be satisfied, then the breaching Party may not terminate this Agreement pursuant to this Section 8.1(b)(iii);

34.	Section 8.1 of the Agreement is hereby amended to add the following as a new clause (g):

(g)     by SLH, if, from and after the date that is fifteen (15) days following the date the Confirmation Order is entered by the Bankruptcy Court, any of the following statements is true: (i) the Confirmation Order is not in full force and effect, (ii) there exists an order in effect staying, reversing, modifying or amending the Confirmation Order, or (iii) the Confirmation Order is not final and is subject to appeal.

35.	Section 9.2 of the Agreement is hereby amended and restated in its entirety as follows:

Section 9.2     Expenses. Except as otherwise expressly set forth herein (including in connection with Section 2.7(d), the penultimate sentence of Section 5.1(b), the last sentence of Section 5.6(a), and the last sentence of Section 5.6(b)), (a) MOI shall pay its own Transaction Costs and (b) the Company shall, or shall cause a wholly-owned Subsidiary of the Company to, pay or reimburse SLH for all the Transaction Costs of SLH (provided that, at any time following the Closing Date and no later than the date SLH’s Determination is delivered pursuant to Section 2.7(a), SLH may elect, in its sole discretion, by delivery of a written notice to the Company and MOI, to require the Company to pay or reimburse SLH for all or a portion of the Transaction Costs of SLH, such amount of the Transaction Costs of SLH specified in such written notice (the “Specified Transaction Costs”), by issuing Common Units to SLH in respect of such Specified Transaction Costs, in lieu of a cash payment, through the inclusion of such Specified Transaction Costs in the determination of the SLH Contributed Value pursuant to Section 2.7(d)).

36.	Section 9.7 of the Agreement is hereby amended and restated in its entirety as follows:

Section 9.7     Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing except as expressly provided herein. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (a) when delivered personally to the recipient; (b) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid); (c) upon receipt of confirmation of receipt if sent by facsimile transmission; (d) on the day such communication was sent by e-mail; or (e) three (3) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

If to MOI:                             Montco Offshore, Inc.

17751 Hwy 3235

Galliano, LA 70354

Attention: Derek Boudreaux

Facsimile: (985) 325-6795

E-mail: derek.boudreaux@montco.com

With a copy (which shall not constitute notice to MOI) to:

Drinker Biddle & Reath LLP

1717 Main Street Ste. 5400

Dallas, Texas 75201-7367

Attention: Vince Slusher

E-mail: Vince.Slusher@dbr.com

If to SLH:                               SEACOR LB Holdings LLC

c/o SEACOR Marine Holdings, Inc.

7910 Main Street, 2nd Floor

Houma, Louisiana 70360

Attention: Jesus Llorca

E-mail:      jllorca@seacormarine.com

With a copy (which shall not constitute notice to SLH) to:

Milbank, Tweed, Hadley & McCloy LLP

28 Liberty Street

New York, New York 10005

Attention: David E. Zeltner

E-mail: DZeltner@milbank.com

Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner set forth in this Section 9.7.

37.	Benefit of Agreement. This Amendment is solely for the benefit of the Parties, and no other Person shall have any rights under, or because of the existence of, this Amendment.

38.

Governing Law; Jurisdiction. The Parties incorporate by reference Section 9.8 (Governing Law), Section 9.9 (Submission of Jurisdiction; Service of Process), and Section 9.10 (Waiver of Jury Trial) of the Agreement mutatis mutandis as if set forth herein.

39.

Captions. Captions to, and headings of, the sections, subsections, paragraphs or subparagraphs of this Amendment are solely for the convenience of the Parties hereto, are not a part of this Amendment, and shall not be used for the interpretation or determination of the validity of this Amendment or any provision hereof.

40.

Reference to the Agreement. Any and all notices, requests, certificates and other documents or instruments executed and delivered concurrently with or after the execution and delivery of this Amendment may refer to the Agreement without making specific reference to this Amendment, but all such references shall be deemed to include this Amendment, unless the context shall otherwise require.

41.

Effectiveness of the Agreement. Except as expressly provided herein, nothing in this Amendment shall be deemed to waive or modify any of the provisions of the Agreement. In the event of any conflict between the Agreement and this Amendment, this Amendment shall prevail. The Parties hereto acknowledge and confirm that for all purposes of the Agreement, the term “Agreement” shall mean the Agreement as amended by and through the date of this Amendment, and each reference in the Agreement to “this Agreement”, “herein”, “hereunder”, “hereof”, or words of similar import, shall be deemed a reference to the Agreement as amended hereby.

42.	Successors and Assigns. This Amendment shall be binding upon and shall inure to the benefit of the parties to the Agreement and their respective successors and assigns.

43.

Counterparts. This Amendment may be executed in several counterparts, and all so executed shall constitute one and the same Amendment, which shall be binding on all the parties hereto, notwithstanding that not all of the parties may be signatory to the original or to the same counterpart. Any counterpart may be delivered by facsimile transmission or by electronic communication in portable document format (.pdf).

[Signature page follows]

IN WITNESS WHEREOF, each of the parties hereto have executed this Amendment, effective as of the date first written above.

SEACOR LB HOLDINGS LLC

By	/s/ Jesús Llorca
Name: Jesús Llorca
Title: Vice President

Montco Offshore, Inc.

By:	/s/ Derek C. Boudreaux
Name: Derek C. Boudreaux
Title: Secretary – Chief Financial Officer

[Signature Page to First Amendment to Joint Venture Contribution and Formation Agreement]